Filed by Stable Road Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stable Road Acquisition Corp. (File No. 001-39128)

The following is the transcript of a video made available by Momentus Inc. on its website, Twitter and LinkedIn on August 2, 2021:

Audio

Hi, I’m John Rood, CEO of Momentus.

After a long career in government service, most recently as an Under Secretary of Defense, I was drawn to join the team at Momentus because I wanted to be a part of one of the companies at the forefront of the new and growing space economy.

This is an exciting time in the space industry. We’re in the early stages of what we expect to be a substantial expansion in the number of users of space and new ways and new technologies that will change how we operate in space.

While I previously worked as an executive at Lockheed Martin and Raytheon, two large aerospace companies, I wanted to join the team at Momentus because this innovative company is working on the technologies and solutions that will be critical to space exploration and enabling the growing space economy.

At Momentus, our vision is to help enable this new era in space by providing the infrastructure, technologies, and services to provide transportation in space and make new ways of operating possible.

We envision a future where humanity is flourishing in space. On Earth, infrastructure enables the movement of people, products, and ideas. Our mission is to create the backbone of space infrastructure services that will one day empower people, companies, and industries to use space in new ways.

Our long-term vision is to offer a full suite of services that support missions across space, including in-space transportation, hosted payloads, and in-orbit servicing.

Momentus plans to make access to space significantly more affordable by combining rideshare launch with low-cost last-mile delivery. Arriving in space atop large reusable rockets, we are planning for our transfer vehicles to carry customers' satellites to precise custom orbits.

Our transfer vehicles will be designed to move customers' payloads to a specific orbit and stay connected to provide continual power, orbit keeping, orientation and communication for the duration of the mission. This service would allow our customers to invest more in their actual payload than the supporting logistics.

We plan for our future vehicles to be capable of supporting a wide range of in-orbit services – including refueling, repositioning, repairing, and de-orbiting satellites – all of which we expect will be in significant demand in the future space economy.

At the core of our services is the Microwave Electrothermal Thruster or MET that uses water as a propellant.

The MET propulsion has been under development since 2017 and we’re currently in the final stages of an extensive ground test campaign of our latest-generation thruster. When this technology is matured, we believe it will be low-cost, efficient, safe, reusable and scalable -- And it will have performance characteristics that make it very well suited for in-space transportation.

Our goal is to fly our first Vigoride mission in 2022. Until then, we’re continuing to innovate and advance our designs for Vigoride and other future vehicles.

Now is an exciting time in the industry for what Momentus plans to offer. Launch prices are declining and space access is opening. While space is becoming a more practical destination, we’ve only scratched the surface of how it can be used. It’s time to change that.

I believe Momentus can meet the unique infrastructure needs of a thriving space economy and I look forward to leading this team to make this vision a reality.

Additional Information and Where to Find It

In connection with the proposed transaction contemplated by the merger agreement between Stable Road and Momentus (the “Proposed Transaction”), Stable Road filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement of Stable Road, a consent solicitation statement of Momentus and prospectus of Stable Road, and each party will file other documents with the SEC regarding the Proposed Transaction.  The Registration Statement was declared effective by the SEC on July 22, 2021 and the definitive proxy statement/consent solicitation statement/prospectus has been filed with the SEC and mailed to Stable Road’s stockholders as of the record date for the special meeting of stockholders to vote on the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS WHICH FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Stable Road’s stockholders may also obtain copies of the proxy statement/consent solicitation statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge, once available, at the SEC’s website at http://www.sec.gov or by directing a request to: Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd., Venice, CA 90291; Tel: 310-956-4919; james@stableroadcapital.com.

Participants in the Solicitation

Stable Road, Momentus and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Stable Road’s stockholders in connection with the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF STABLE ROAD IN ITS ANNUAL REPORT ON FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON JUNE 10, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO STABLE ROAD’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE PROPOSED TRANSACTION SPECIAL MEETING ARE SET FORTH IN THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction is included in the Registration Statement that Stable Road has filed with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CONTACTS

Investors: Darryl Genovesi at investors@momentus.space

Media: Jessica Pieczonka at press@momentus.space